

EXHIBIT 99.1

For Immediate Release:

June 27, 2023

For Additional Information:

Greg Eiford, 229-584-1031, greg.eiford@tcfederal.com

TC Bancshares, Inc.
Announces Adoption of Repurchase Plan

Thomasville, GA — TC Bancshares, Inc. (the "Company") (Nasdaq: TCBC), the holding company for TC Federal Bank, announced it has adopted a program to repurchase up to 250,000 shares of its common stock, or approximately 5.0% of its outstanding shares. This is the Company's second stock repurchase authorization since completing its reorganization and related stock offering in July 2021.

The Company may repurchase shares in the open market or through private transactions or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities and Exchange Commission.

The timing and amount of any repurchases will depend on a number of factors, including the availability of stock, general market conditions, the trading price of the stock, alternative uses for our capital, and the Company's financial performance. Open market purchases will be made in accordance with Rule 10b-18 of the Securities and Exchange Commission and other applicable legal requirements. The Company is not obligated to repurchase any particular number of shares under this plan.

About TC Bancshares, Inc.
TC Bancshares, Inc. (Nasdaq: TCBC) was formed in July 2021 and serves as the holding company for TC Federal Bank.

About TC Federal Bank
TC Federal Bank was established in Thomasville, Georgia in 1934. What began as a Savings & Loan by the citizens of Thomas County during the Great Depression, TC Federal Bank has grown into a $430 million dollar community bank serving the financial needs of families and businesses in North Florida and South Georgia communities. TC Federal Bank is built on a long-standing Tradition of Trust and offers expertise in personal and business banking, as well as real estate lending. Throughout its history, TC Federal Bank has stayed open and committed to serving the

community through a variety of economic cycles. Today, they are proud to be home to some of the best bankers in the area. Through premium customer service and enriched customer relationships, TC Federal Bank is the bank you can trust for a lifetime. For more information on TC Federal Bank, visit www.tcfederal.com.

Forward-Looking Statements

Certain statements contained herein constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as "may," "will," "would," "intends," "believes," "expects," "plans," "estimates," "seeks," "anticipates," "targets," "projects," "continues," or similar terms or variations on those terms, or the negative of those terms. These statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements as a result of numerous factors. Factors that could cause such differences to exist include, but are not limited to: those related to the real estate and economic environment, particularly in the market areas in which TC Federal Bank operates; fiscal and monetary policies of the U.S. Government; changes in government regulations affecting financial institutions, including regulatory compliance costs and capital requirements; fluctuations in the adequacy of loan loss reserves; decreases in deposit levels necessitating increased borrowing to fund loans and investments; competition from other financial services companies; the effects of any pandemic, including COVID-19; operational risks including, but not limited to, cybersecurity, fraud and natural disasters; changes in prevailing interest rates; credit risk management; asset-liability management; and other risks described in TC Bancshares' filings with the Securities and Exchange Commission (the "SEC"), which are available at the SEC's website, www.sec.gov.

TC Bancshares, Inc. wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. TC Bancshares wishes to advise readers that the factors listed above, or other factors could affect TC Bancshares' financial performance and could cause TC Bancshares' actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. All subsequent written and oral forward-looking statements concerning TC Bancshares or the proposed conversion or offering or other matters and attributable to TC Bancshares or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. TC Bancshares does not undertake and specifically disclaims any obligation to publicly release the results of any revisions, which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

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